Dear investors,

Since our inception, our mission has revolved around cultivating a generation of supercollaborators, individuals capable of collaborating effectively to address the most daunting challenges facing our civilization. Our two core offerings, Teams and Tutor, serve distinct yet interconnected purposes in achieving this vision.

Teams is meticulously designed to foster essential "soft" skills such as communication and teamwork, vital for effective collaboration. On the other hand, Tutor focuses on imparting the critical "hard" skills like mathematics and science, which form the foundation of problem-solving capabilities.

Our underlying thesis posits that when children possess both these complementary skill sets, they become an unstoppable force, well-prepared to tackle the future's challenges head-on. We anticipate that parents who not only recognize the transformative power of technology but have also grown disillusioned with traditional educational systems will increasingly turn to Synthesis as the foremost brand to equip their children for the evolving landscape ahead.

We need your help!

Help us spread the word about our latest product, Tutor, and the most recent version of Teams! Students can now effortlessly explore both offerings.

Sincerely,

Jordan Velazquez

Director of Business Operations

Charles Harrison

Sincerely,

Jordan Velazquez

Director of Business Operations

Charles Harrison

COO & GC

Robert Chrisman Frank

CEO

Joshua Dahn

Cofounder

Our Mission

Build a full stack internet "school" for the most talented and ambitious students. Scale Synthesis games to 500M kids. Offer full stack internet school for top 1%.

See our full profile

How did we do this year?

Report Card

A+

The Good

$10.7M in Revenue (almost 4X 2021 revenue)

Active students increased by 83% from December 2021 to December 2022, going from 2,753 to 5,044

The operating ratio, calculated as (COGs + OPEX) divided by Net Sales, was 2.25 in 2022, representing a decrease from 2.77 in 2021

The Bad

We had to pause growth in late 2022 to restructure Teams for improved scalability and to build Tutor.

For a while, focus was an issue. The Teams product suffered somewhat while we concentrated on getting Tutor up and running.

We had a paid waitlist of 10,000 students, but it was hard to convert them because we couldn't scale our operation fast enough.

2022 At a Glance

January 1 to December 31

$10,706,103 +265%
Revenue

-$13,932,923
Net Loss

$11,200,941 +14X
Short Term Debt

$19,515,285
Raised in 2022

$9,550,816
Cash on Hand
As of 09/30/23

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$10,706,103
$2,936,743
$-4,966,078

January 1 to December 31

$10,706,103 +265%
Revenue

-$13,932,923
Net Loss

$11,200,941 +14X
Short Term Debt

$19,515,285
Raised in 2022

$9,550,816
Cash on Hand
As of 09/30/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$2,936,743
$-4,966,078
$10,706,103
$-13,932,923



$2,936,743
$-4,966,078
$-13,932,923
2021
2022

Net Margin: -130% **Gross Margin: 51%** **Return on Assets: -103%** **Earnings per Share: -$1.27** **Revenue per Employee: $243,321** **Cash to Assets: 83%** **Revenue to Receivables: ~** **Debt Ratio: 83%**

Synthesis_School_Financial_Statements.pdf

We ❤ Our 988 Investors

Thank You For Believing In Us

Kunjar Bhaduri	Heather Stephens	Sharif A. Muhammad	Gretchen Anne Bell	Tetsuro Miyatake	Gianny Malemusa	Ginhee Rancourt
Rich Thompson	Veronica May	Ao Teng	Avinash B M	Kurt Grela	Monica Nguyen	Adam Meadows
Dominick Lim	Jessica Kari Rice	Lavanya Gorle	Vaska Atta-Darkua	Derek Kwok	Samik Mukherjee	Nilgun Cakman Gelbal
Sanchudaan Murugesu	Kamal El-Wattar	Murat Goldstayn	Kelly Brown	Pedro Paulo Sant'anna Pi...	Utkarsh Amitabh	Sandeep Khomne
Incolo Life	Sachin Mathur	Shany Djobo	Kayla Diaz De Arce	Elias Loizides	Sreedhar Palvai	Arthur O'Keefe
Andres Kupervaser-Gould	Abdulalim Musa	Joshua Webster	Artan Kristo	Francisco Malafaya	Niels Meibom-Larsen	Thejas Nair
Kapeesh Bhaghavathula	Francois P Du Toit	Van Ngo	Joseph Kim	Jeannine Torres	Mithun Kadur	Marla Hollan
Allison Bleier	Juniper Sikora	Sahil Sorathiya	Hiram Wong	Elijah Nicolas	Da Tang	Nati Ceruti
Alberto SANCHEZ	afurahá 'Epi-leap-💵' breh...	Darell Machado	Niels Hoven	Prashant Sharma	Errol Tan	Tamera Ahner
Hassan ALI	Rubby Vidal	Teresa D Posada	Ilhan Varçın	Kyle Johnson	Shelly Exline	Sudarshana Reddy Chapp...
Thi Nhu Thao Phan	Nadia Ayub	Robin Eaton	Sangeetha Kini	Dazzleeena Skates	Christopher Sernel	Stella Manoharan
Jaime Matus	Cate M	Sujatha Dissanayake	Samriddh Kakkattil	Peter Conley	Hatem Rowaihy	Tomás Gutiérrez Meoz
Flavia Ferrero	Atul M Veer	Eric Ahner	Kannan Govindasamy	David Macario	Mirko Turrina	Bhaskara Kodavati
Liberty Mason	Leah Reed	Jagannadh Kanumuri	Kshiteesh Deshmukh	Mervin Mohamed	Aleksander Prudnik	Luis M Ramirez-Ronda
Hebristean Corina	Sean Stobart	Marleace Lloyd	Bhavesh Kakadiya	Carlos Sierra	Vineeth Vijayan	Michael Stone
Randy R Osborn	Michael Odom	Travis Thomas	Ty Y	Ellis Driscoll	Jack Kushner	Julie Ward
Sundeep Ahuja	Kyle Fernandez	Dara Khan	Mindy Silva	Samuel F Stewart	Randy N Wood	Maria Nenita Gaite
John Durso	Jonaith Reja	Teddy Stanowski	Danilo Padayao	Osagie Oviawe	Clifford Cowen	Kai Leung Huen
Michael Andrew Luff	Luis R Vega	Valerie Adassa Gowie-Mel...	Nicholas Sinai	Debbie Kim	Rebecca Hellerstein Rose	Joseph Lizyness
Nelson Rivas	Ferne Byer	Nube SIGUENZA	Phillip Kamutenga	Sadhna Upadhya	James OBrien	Curtis Fullmer
Anthony Pica	R Michael Critchfield	Kathy Link	Diana Wint	Anthony J. Giordano	David De Ment	Kevin Brown
Constance Minkoff	Peter Skaronis	Lei Ding	Adam Derradji	Michael Day	Kristi Thomas	Aldrien C. Crisologo
Timothy Dick	Vinod Kumar	Kevin Breen	Neel Sangani	Vongphachanh Mymala	Gordon DuQuesnay	Caprice Young
Pushkar Joshi	Joanem Michel	Justan Provence	Jasiel Moreno	Gulsebnem Ozer-Eker	Jester Hernandez	Naseem Malik
Felicia Manning	Animesh Tambi	Mittal Shah	Jenna Chen	Raelynn Steffensmeier	Goktug Yilmaz	Greg Bender
Shaun Dixon	Srikanth Guruju	Vinay Subbiah	Ramesh Naidu	Rohit Arora	Rick Cutright	Ryan Nisbet
Shiv Agarwal	Charlie Eng	Vimal Madhavan	Christopher Outram	Jackson Kelley	Johannes Alberti	Harry Power
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Tarik Alahdab	Kate Lepenicheva	Vivian Wu	Benjamin Duthoit	Stephen Mullan	Vishruth Yernool Suresh	Alexander Voronkov
Michael Heap	William Cundiff	Cedric V	Steven Wong	Tim Hanna	Christian Boullon	Adam Roberts
Benosman Samir	Eric Pilcher	Paul Roux De Kock	Sumeet Sandhu	John Lewandowski	Kate Lynn	Greg Schiliro
Suni Horsford	Jeff Miller	Joanna Lee Shevelenko	Aimee Correia	Dale Rothe	Serrena Swanson	Ryan Proctor
Ay Feng Lim	Chen Wang	Sharmilee Rao	Kevin King	Ivi Kolasi	Sandra Jakob Stadler	Blake Lieberman
Pratapa Sanaga	Dave Pretty	Shingai Thornton	Michelle Lamoureux	Madhuri Galigutta	Roguenealer Stevens	Zach S
Conor Neu	Alvand Zinabadi	Iuri Leandro De Oliveira	Joyce YE	Ajay Ravindra	Colleen Zhang	Maxim Z
Marin Petrov	Krishna Sumanth Tummal...	Shilpa Arora	Vanessa Wang	Francisco Hoyos	Michalis Antoniou	Steve Sholisky
Rashmi Goveas	Kevin Cross	Anbuvinoth Nagore	Oliver Hunter	Daniela Settembrini	Damelis Cruz	Michael Hood
Kevin C.	Mark Grether	Richard Lee	Trent Zimmer	Olivier Yiptong	Janet Lee	Alex Armstrong
André Miede	Sushil Singh	Zach Tratar	Valters Didrihsons	Ilia Gimelfarb	Vincent DSilva	Remi Rousseau
David De Meij	Mariah Hoard	Varun Swarup	Bobur Rasulov	Jun Li	Sudarshan Muralidhar	Qamber Ali Haroon
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Yowan Jodha	Ion Scerbatiuc	Anna Wu	Khaiim RapOet	Kun Zhang	Brett And Debbie Cowan	Gerry Varin
Brown Star	Hussam Abdullah	Bhavna Srivastava	Miriam Cloquell	Julian Wong	Bala C	Nafez Dakkak
Zachary Snader	Charu Mayank Khanna	Alan Finlay	Joshua M	Srikanth Peddireddy	Lindsay Shanahan	Bernard Ho

Friederike Chu
Joyko AMOUZOU
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Max Aragón Cerecedes
Callum Brill
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Richard Read
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Justin Rattigan
Tami Visco
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Justin Peppel
Santhosh Kumar
Ragavendran Beemarao
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Melissa Durbin
Divya Virmani
Debbie Pryse
Celeste Hung
Todd Gladis
Mark Bond
Mc Kinney Family
Olga Wharton
Alexandre Doubov
Jason Chiang
Abirami Murugavel
Valerie Mathieu
Jeeann Kuan
Rajeev Mandloi
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Mauro Azevedo
Kevin Rodin
Michael Hall
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Gregory Love
Vijayakumar Aluru
Josette Saunders
Charles Cole
Sebouh Yeghikian
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Kevin Tsang
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Gerald Lano

Christy Antony George
Michelle Compton
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Nicollette Ramirez
Lisa Kluever
Satyanarayana Rao Karri
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Tildon Belgard
Marc Moratona Cirera
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Matthieu Francois Achard
Edwin Akrong
John Rice
Bryan P Healey
Phoebe Lin
Sylvia Milagros Araneta
Carly Abramowitz
Ankit Shah
Anand Desai
Yi Shing Chu
Brennan Ratican
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Jason Wang
Vijay Polamarasetti
Brian Hiatt
Annie Simpson
Skipper Smith
Mahmoud Rasmi
Keith Malin
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Li Zhang
William Chan
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Samantha Tan
Unnayan Amitabh
Ryan Aspy
Maxine Isabell G. Juan
Valentina Fisher
Ji Sun Lee
Seiko Watanabe
Carey Egan
Alfredo Angel
Anne Szymanski
Saurabh Shahane
Noopur Kulshreshtha
Jamie Sandford
Mona Sheikh
Claire Talley
Sarah Prescher
Alexis Weill
Mark Anthony Gutierrez
Mark Brennan
Vijay Pawar
Sri Karun Dhurjati
David Dohan
Joycelyn Jones REILAND
Catherine Toner
Tobias Kulzer
Emily Le
Brad C
Dapo Lediju
Dillon Jaronek
Ramya KunisiSudhakar
Prashant Mehta
Steven Bi Si Liu
Amar De Winter
Michael Durs
Shelby Thuruthumalil
Brandon Jahner
Michael Albert
Bill Shafigh
Erik Eckerson
Ben Broad
Suzanne Saunders Gordon
Charles Schechter
Mohammad Nauman
Joseph Mbacham
Benjamin Garcia

Tim Shores
Graciela Cota
Robert Dietrich
Ann Marie Tate
Asanga Ranasinghe
Anne Marie Pleska
Elias P
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Louis Biafore
Brian Moschel
Inge Von Aulock
Isaiah Kempf
Timothy Lee
Natercia Lau
Tim Johnson
Qian Xiang
Mike Ma
Gagan Kaul
Brady Neal
Jiayi Ying
Matt Dickey
Kory Newton
Josue Lain Velilla
Surajsinh Gaikwad
Jack Warshaw
Laura Christensen Colberg
Kristen Polidore
Cine Paul
Paul Garvey
Tatiana LIND
Jack Yu
Arcangelo Giannattasio
Munira Ezzeldine
Meagan Glascock
Michael Kozak
Rebecca Lynn McCarthy
Alexandru Enache
Pradeep Kakkattil
Hua Hu
Adam Rankin
Raman C Mahabir
Ramesh Gudipati
Alysia Andrikopoulos
Diana Tsoy
Prashant Patel
Nikita Krasnov
Ahmed Mahmood
Diana Mikheev
Callaghan Luby
Noah Posner
Jitendra Chaudhari
Nick Levesque
Jeffrey Naqvi
Ellen Smalley
Len Adriaenssens
Sarah Luscombe
Halim Kucur
Shantel Fernandes
Neil Shah
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Arun Murugesan
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Tal Ziv
Dave Levine
Kristen BELFI
Sascha Evans
Vidya Sagar Sunkavalli
Brian Cheng
Ryan Chesnut
Anand C Reddy
Tyler Andreozzi
Jacob Correa
Matthew Polley
Juan Salvador Cifrian
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Stefan Hasselbeck
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Anthony Ha
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Ethan So
Lipsa Sarangi
Scott ITTERSAGEN
Michael Devoney
Stephen Culbertson
Rosalia Aguilar
Michael Corwin
Lawrence Chong
Danny Lindley
Laura Grace-Cox
Alicia Anderson
Nhan Nguyen
Laura Johnson
Mattia Astori

Heather Treat
Mitch Harpenau
Razvan Marescu
Kira Imholte
Tiago Nakamura
Chris Marion
Arthur Sparks
John McKinzie
Vivianne Israel
Raymond Kung
Jaireh Tecarro
Ernesto Romero
Binyao Yu
Dipen Shah
Derek Battisti
Troy Sargent
Kristie Rigney
Cherlyn Neely
Salim Abu Haniffa
Yumin Liu
Aashish Sharma
Jitendra Patil
John Granata
Pui Man Ying
Vinodh Rajagopalan
Jeffrey Petrosillo
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Corey LaFlamme
Mark Grimes
Frankie Adams
Carlos Barba
Benjamin Netick
Mohnish Kodnani
Jessica Holman
Ranjit Kuppili
Christie Giannetto
Kevin Graff
Ratnaker Dommeti
Rebecca Sacks
Rosema Nemorin
Roger Klohr
Elizabeth Yow
Paul Myers
Vaishnav Byrappa
Kristine Smith
Kahbun LEE
Alysa Nahmias-Carmichael
Anastasia Ananyeva
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Sulhee Jang
Zsuzsa Balabas
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Russell Klusas
Maciej Makowski
Christopher Smeder
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Brandon Mucha
Matias Pejko
Michael Simpson
Alan Charbonneau
Uma Rudd
Jenn Otto
Phoebe Kim
Joseph Santos
Crystal Zurn
Ahmed Galal
Venkatesh Nannapaneni
Garrett Pendergraft
Keith Richman
Ralph Mendoza
Victor Olowe
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Meghan Munro
Michael Tran
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Vageesh Tanda
Mike Matczynski
Shashwat Khandelwal
Megha Bansal
Fadi El Khatib
Thanseem Abdul Hameed
Liam Stienen
Mavis Hall
Joseph Anthony Puccio
Jason Jay
Michal Wiewior
Jackson Steger
Roy Yu
Sandy Toth
Franco Passeggi
Nathaniel Mc Queen Jr.
Paul BARKER
Sesh Kanchi
Esteban Alvarado

Krishna Vangapandu
Michele Vrabel
Abby Zimmerman
Kurtis Angell
Maa Hesh
Gapur Tsorojev
Preeyakorn Palm
Esna Pretorius
Sterling B Thomas
Mustafa Ali
Tanya Webster
Marineh Bojalian
Angel Vargas
Ishpreet Gill
Maciej Rumprecht
Nate Bunnyfield
Tarah Giese
Brad Keusch
Rochonda Ferrelli
Justin Litchfield
Semira Mohammed
Bhavin Vyas
Juliette Starck
Tu Nguyen
Lori Rose Clement
Alexandros Xydas
David Beyda
Kevin Dougherty
Liam Corcoran
Jawaad Mahmood
Sanket Patel
Nilang Patel
Adam Kozak
Maritess Esguerra
Kenia Rodriguez
Charlotte B
Bhavesh Patel
Senthil Kumar Silambaa G...
Ryan Snyder
Trista Bridges
Olga Bobikina
Geogy Philip
Shankari Arcot
Levy Srugo
Kamila Almabetova
Nadya Angelova
Juana Marin Cohen
Simonds Family Trust
Morgan James
Jazarine Jamal
Kathleen Folio
Emma Scoggins
Sergio Mainetti Jr.
Constantinos Papadopoul...
Margery Tam
Dominik Ritter
Lindsey Dantzman
Casey Coates
Rosca Simona
Myung Won Ro
Mahesh Kilaru
Simone Plante
Andrew Potratz
Lara EASTBURN
Aksam Ahmad
Ty Roney
Raminaidu Girada
Damien Courbon
Daniel Cisneros
James Smith
Bryan Tafel
Phuong Bacon
David Rosen
Artem Veremey
Matthew Smith
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William Barnhill Jr.
Jeff Mulhausen
Hollie J Wagner
Allen Petersen
Liew Wui Leong
Phani Chandrika Varre
Fabio Pinto
Faye Cannady
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Michelle Brown
James Kilpatrick
Kent Langley
Se Ba
John Obodozie
Nerea Eceiza
Harjap Uppal
Smain CHEMAT
Lazer Sofer
Arti Buxi
Maddie R

Thank You!

From the Synthesis Team





Joshua Dahn
Co-founder & Chief Product Officer



Chrisman Frank
Co-founder & Chief Executive Officer



Ana Lorena Fabrega
Chief Evangelist



Desmond Brand
Chief Technical Officer
Formerly of Flexport and Khan Academy



Charles Harrison
Chief Operating Officer & General Counsel

Chief Operating Officer & General Counsel

in

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joshua Dahn	Creative Director and Co-Founder @ Synthesis	2020
Robert Chrisman Frank	CEO and Co-Founder @ Synthesis	2020

Officers

OFFICER	TITLE	JOINED
Desmond Brand	CTO	2021
Joshua Dahn	Creative Director and Co-Founder	2020
Jordan Velazquez	Comptroller and Director of Business Operations	2021
Charles Harrison	COO	2020
Robert Chrisman Frank	CEO and Co-Founder	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Robert Frank	3,988,474 Common	32.1%
Joshua Dahn	3,988,474 Common	32.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2020	$201,000		Other
05/2021	$4,500,000	Preferred Stock	Section 4(a)(2)
05/2021	$518,000	Safe	Section 4(a)(2)
06/2021	$10,000,000		Section 4(a)(2)
10/2021	$150,000	Safe	Section 4(a)(2)
10/2021	$20,000	Safe	Section 4(a)(2)
10/2021	$10,000	Safe	Section 4(a)(2)
05/2022	$500,000		Other
05/2022	$11,916,500	Safe	Section 4(a)(2)
05/2022	$44,515		Other
06/2022	$491,485	Safe	Section 4(a)(2)
07/2022	$48,479		Other
07/2022	$276,677	Safe	Section 4(a)(2)
08/2022	$2,982,362	Safe	Regulation Crowdfunding
08/2022	$52,795		Other
08/2022	$2,982,362		4(a)(6)
08/2022	$57,496		Other
08/2022	$100,000	Safe	Section 4(a)(2)
09/2022	$62,614		Other
01/2023	$2,000,000	Safe	Section 4(a)(2)
05/2023	$1,000,000		Other
05/2023	$929,757		Other
06/2023	$160,813		Other
07/2023	$175,703		Other
08/2023	$349,436		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/15/2021	$10,000,000	2.0%	0.0%	None	06/15/2024

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CUR
Robert Frank	08/01/2020	$201,000	$0	2.0%	08/01/2021	
Arc Technologies	05/02/2022	$500,000	$0	6.4%	05/01/2023	Yes
Arc Technologies	05/31/2022	$44,515	$0	6.4%	06/01/2023	
Arc Technologies	07/01/2022	$48,479	$0	6.4%	07/01/2023	
Arc Technologies	08/03/2022	$52,795	$0	6.4%	08/07/2023	
Arc Technologies	08/29/2022	$57,496	$5,119	6.4%	09/05/2023	Yes
Arc Technologies	09/28/2022	$62,614	$11,149	6.4%	10/03/2023	Yes
Arc Technologies	05/20/2023	$1,000,000	$925,926	10.0%	05/24/2024	Yes
Arc Technologies	05/23/2023	$929,757	$860,886	10.0%	05/24/2024	Yes
Arc Technologies	06/26/2023	$160,813	$163,792	10.0%	06/28/2024	Yes

Arc Technologies	07/24/2023	$175,703	$195,226	10.0%	07/26/2024	Yes
Arc Technologies	08/25/2023	$349,436	$355,907	10.0%	08/29/2024	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	1,305,905	1,269,651	Yes
Common	12,877,468	9,690,487	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	3,140,972

Risks

The Company is still in an early phase and it is just beginning to implement its business plan. There can be no assurance that the Company will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors (e.g. AWS, Zoom, and Hubspot) to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

Investing in the SAFE and the securities issued upon conversion of the SAFE (together, the "Securities") Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies, such as the Company, are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company does not have the internal control infrastructure that would meet the standards of a public company, including the

requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. This is specifically a concern for us given we serve students ages 8-14 which are generally an impressionable audience.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel, including Robert Chrisman Frank (CEO and Co-Founder) and Joshua Dahn (Creative Director and Co-Founder), in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key

personnel will stay with the Company, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

Investors will be unable to declare the Security in "default" and demand repayment. Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to

receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds. In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of SAFEs can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, third parties have in the past, and may in the future, assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of our ongoing or potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment

Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Synthesis School, Inc.

- Delaware Corporation
- Organized August 2020
- 44 employees

1500 Green Hills Rd
Scotts Valley CA 95066

https://www.synthesis.com/

Business Description

Refer to the Synthesis profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.